DC
No Act
P.E. 12-21-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07044050

February 12, 2007

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/12/2007

Re: Pfizer Inc.
Incoming letter dated December 21, 2006

Dear Ms. Foran:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Pfizer by People for the Ethical Treatment of Animals. We also received a letter from the proponent on January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017
Tel 212 733 4802 Fax 212 573 1853

Pfizer

December 21, 2006

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of People for the Ethical Treatment of Animals Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished with the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because the Proposal deals with a matter relating to Pfizer's ordinary business operations; and
- Rule 14a-8(i)(12)(i), because the Proposal deals with substantially the same subject matter as a shareholder proposal that was included in Pfizer's 2004 proxy materials.

THE PROPOSAL

The Proposal requires the Board of Directors to report to shareholders on the justification for its charitable contributions to certain scientific research programs that promote medical research and training using animals. A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related To Pfizer's Ordinary Business Operations.

Under well-established precedent, we believe that Pfizer may exclude the Proposal pursuant to Rule 14a-8(i)(7), which permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is to reserve to management and the board of directors the day-to-day operation of the company's business, and to avoid involving shareholders in the details of the company's routine operations by way of the proxy process. *See* Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998). To determine what is considered an ordinary business operation, the Staff has looked to the law of the issuer's state of incorporation. *See* Hearing Before the Subcommittee on Securities of the Senate Committee on Banking and Currency, 85th Cong., 1st Sess., Part 1 at 118 (Mar. 5, 1957) (Report of the Securities and Exchange Commission in Response to Questions Raised by Senator Herbert H. Lehman in his Letter of July 10, 1956). Under Delaware General Corporation Law Section 122(9), which applies because Pfizer is incorporated in the state of Delaware, every corporation has the specific power to "[m]ake donations for the public welfare or for charitable, scientific or educational purposes . . . ." Thus, Delaware law considers the giving of contributions to be within a company's ordinary business operations. Accordingly, decisions regarding the disclosure, timing, amount, and recipients of charitable contributions are, as a matter of state law, ordinary business decisions of Pfizer.

This Proposal requires Pfizer to "report to shareholders on the justification for specifically contributing to the advancement of animal-based testing . . . ." On its face, the Proposal targets Pfizer's contributions to specific types of organizations, namely, those organizations that advance scientific discovery through animal-based testing. As such, the Proposal falls within the scope of several no-action letters issued by the Staff over many years that concur with the exclusion of proposals, pursuant to Rule 14a-8(i)(7), that relate to "contributions to specific types of organizations." *See, e.g., Pfizer, Inc.* (avail. Jan. 28, 2005) and other letters discussed below.

Recently, the Staff permitted Pfizer to exclude a proposal that was nearly identical to the Proposal because the proposal related to Pfizer's ordinary business operations (i.e., contributions to specific types of organizations). *See Pfizer, Inc.* (avail. Jan. 28, 2005). Like the Proposal, the 2005 Pfizer proposal referenced the "credibility gap" that it alleged stemmed from discrepancies between the company's animal care policy and its promotion of animal testing through donating to groups, such as the two British universities also referenced in the Proposal, that promote using animals in medical research and training. In fact, the only difference between the Proposal and the 2005 Pfizer proposal is that the 2005 Pfizer proposal requested that the company cease contributing to the promotion of animal testing, whereas the Proposal asks for a report explaining Pfizer's rationale for contributing to the promotion of animal testing. The objective of both proposals is the same – a referendum on donations to a particular type of organization. The Commission has stated that it is appropriate to exclude proposals requiring the issuance of a report on a subject within the scope of the company's ordinary business because refusing to permit exclusion would elevate form over substance. *See* Exchange Act Release No. 20091 (August 16, 1983). Accordingly, since the Proposal is identical in all respects, save for the resolved clause, to the 2005 Pfizer proposal, the Proposal likewise is excludable under Rule 14a-8(i)(7) as it relates to Pfizer's ordinary business operations.

In further no-action letter precedent, the Staff has repeatedly supported the position that a company's selection of organizations to which to contribute involves ordinary business decisions that are best left to the discretion of the company's management. Accordingly, proposals requesting a company to take action with respect to contributions to specific types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., Wachovia Corp.* (avail. Jan. 25, 2005) (concurring that a proposal recommending that the board disallow contributions to Planned Parenthood and related organizations was excludable under Rule 14a-8(i)(7) because it related to "contributions to specific types of organizations"); *Bank of America Corp.* (avail. Jan. 24, 2003) (permitting exclusion of proposal targeting contributions to Planned Parenthood and organizations that support abortion).

Moreover, the fact that a proposal does not request action to be taken with respect to a particular charitable organization is not sufficient to overcome the ordinary business exclusion where language in the proposal and supporting statement indicate that the proposal is, in fact, directed toward specific types of organizations. For example, in *American Home Products Corp.* (avail. Mar. 4, 2002), a proposal requesting that the board "form a committee to study the impact charitable contributions have on the Company's business and share value" was excludable notwithstanding its facially neutral language. The Staff concurred that because the proposal's preamble referenced abortion and organizations that support or perform abortions, the measure was attempting to regulate charitable contributions to a specific type of organization and could, therefore, be excluded under Rule 14a-8(i)(7). *See also Schering-Plough Corp.* (avail. Mar. 4, 2002) (concurring in the exclusion of a proposal requesting that the company "form a committee to study the impact charitable contributions have on the business of the company and its share value," where each of the five statements in the proposal's preamble referenced abortion and the supporting statement centered around a discussion of Planned Parenthood). Similarly, in *The Walt Disney Co. (Burnside)* (avail. Nov. 10, 1997), the Staff considered a proposal requesting that the company "refrain from making any charitable contributions." Because the proposal's supporting statement made it clear that the proponent's purpose was to extinguish contributions to organizations that promoted equal rights for homosexuals, the Staff concurred that the proposal could be omitted from the company's proxy materials pursuant to Rule 14a-8(i)(7), as it related to the company's ordinary business operations.

The Proposal is directed towards Pfizer's "contributions to the advancement of animal-based testing." Thus, on its face, the Proposal is not directed at charitable contributions generally, but rather only those contributions to organization that support animal testing. Moreover, statements made at Pfizer's 2006 Annual Meeting of Shareholders by the Proponent's representative, Jessica Sandler, further illustrate the intent of the Proposal. *See* Exhibit B. Specifically, as part of her remarks in support of a shareholder proposal similar to the Proposal voted on at the 2006 Annual Meeting, the transcript from the Meeting indicates that Ms. Sandler stated:

- "It is easy to say as Pfizer [] in it's opposition statement to this resolution that it is quote, committed to the use of alternative testing methods. But as the saying goes, it means a lot more to put your money where your mouth is."
- "So where is Pfizer's money going? Last year . . . Pfizer was part of a more than $7 million donation to British universities specifically to promote the use of animals in research."
- "Pfizer's insistence on providing funding specifically targeted at increasing the use of animal tests belies the company's (provestations) to the contrary."

Thus, the language of the Proposal and its supporting statements, as amplified by the statements made by the Proponent's representative at the Company's 2006 Annual Meeting of Shareholders, emphasize that the Proposal is similar to the precedents discussed above where the Staff permitted exclusion. Therefore, because the Proposal targets contributions to a specific type of organization, the Proposal is excludable under Rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(12)(i) Because It Deals With Substantially The Same Subject Matter As A Proposal That Was Included In Pfizer's 2004 Proxy Materials.

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "[l]ess than 3% of the vote if proposed once within the preceding 5 calendar years . . . ." As noted below, the Proposal is substantially similar to a shareholder proposal Pfizer included in its 2004 proxy materials filed on March 12, 2004 (the "2004 Proposal"), that did not receive the support necessary for resubmission.

The 2004 Proposal requested that Pfizer:

A. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives; and

B. Formally request that the relevant regulatory agencies accept validated *in vitro* tests as replacements to animal tests.

A copy of the 2004 Proposal as it appeared in Pfizer's 2004 proxy materials is attached hereto as Exhibit C.

The Proposal and the 2004 Proposal are substantially similar for purposes of Rule 14a-8(i)(12)(i) because the subject matter of both proposals is animal-based testing and, more specifically, replacing animal-based testing with non-animal based test methods. For example:

- The Proposal focuses on Pfizer's policy of "reducing, refining, and *replacing animal-based methods*" in light of Pfizer "[a]ffirmatively supporting and promoting animal testing" (*emphasis added*).

- The 2004 Proposal requested that Pfizer's Board issue the policy statement cited above – namely, "reducing, refining, and *replacing animal-based methods*" – and that the Board request regulatory agencies to "accept validated *in vitro* tests *as replacements to animal tests*" (*emphasis added*).

Thus, the express language of both the 2004 Proposal and the Proposal deal with the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12)(i) – Pfizer's policies regarding replacing animal-based testing with non-animal based testing.

The Staff recently addressed a set of proposals that shared the same substantive concern and thus substantially the same subject matter as the Proposal and the 2004 Proposal, namely, replacing animal testing with non-animal testing. *See Barr Pharmaceuticals* (avail. Sept. 25, 2006). In *Barr Pharmaceuticals*, the Staff concurred that a proposal, similar to the Proposal, submitted to Barr Pharmaceuticals in 2006 was excludable under Rule 14a-8(i)(12)(i) where that company's shareholders had considered a shareholder proposal in 2005 that is nearly identical to the 2004 Proposal. The proposal included in Barr Pharmaceuticals' 2005 proxy statement, like the 2004 Proposal, requested that the company commit to using "non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity;" "[c]onfirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods;" and petition regulatory agencies to accept non-animal based methods as "total replacements" for animal-based methods for assessing the above. The 2006 Barr Pharmaceuticals proposal requested that the board adopt an animal welfare policy addressing the company's commitment to "reducing, refining, and replacing its use of animals" in testing that would apply equally to independently retained labs. Because both the 2005 and 2006 Barr Pharmaceuticals proposals concerned animal testing and, more specifically, that company's policies with respect to replacing animal testing with non-animal testing, the Staff permitted the exclusion of the 2006 Barr Pharmaceuticals proposal. Accordingly, since in the instant case the 2004 Proposal and the Proposal share the same substantive concern as the proposals considered in *Barr Pharmaceuticals* – Pfizer's policies regarding replacing animal testing with non-animal testing – the Proposal likewise is excludable under Rule 14a-8(i)(12)(i).

Similarly, in *Abbott Laboratories* the Staff concurred in the exclusion under Rule 14a-8(i)(12)(i) of a proposal similar to the Proposal where the company's shareholders had considered a shareholder proposal in 2005 that is nearly identical to the 2004 Proposal and is identical to the 2005 Barr Pharmaceuticals proposal discussed above. *See Abbott Laboratories* (avail. Feb. 28, 2006). The 2006 proposal submitted to Abbott Laboratories requested a report on the feasibility of amending the company's animal research policy to ensure that it extended to contract laboratories. The Staff concurred that the 2006 Abbott Laboratories proposal was excludable under Rule 14a-8(i)(12)(i) because both Abbott Laboratories proposals concerned that company's policies with respect to animal testing. Consequently, because the Proposal and the 2004 Proposal similarly share a substantive concern like the proposals considered in *Abbott Laboratories*, namely, replacing the company's policies with respect to animal-based testing with non-animal based testing, the Proposal is excludable under Rule 14a-8(i)(12)(i). *See also Merck & Co., Inc.* (avail. Dec. 15, 2006).

As recognized in *Abbott Laboratories* and *Barr Pharmaceuticals*, Rule 14a-8(i)(12)'s reference to "substantially the same subject matter" does not mean that the 2004 Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983. The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (August 16, 1983).

The Staff has confirmed in a number of recent precedents that Rule 14a-8(i)(12) does not require that two proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff increasingly has focused on the "substantive concerns" raised by the proposal, rather than the specific language of corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Pilgrims Pride Corp.* (avail. Nov. 6, 2006) (a proposal requesting that the company "make transparent to shareholders" the company's evaluation of controlled-atmosphere killing was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the feasibility of requiring its suppliers to adopt controlled-atmosphere killing); *Medtronic Inc.* (avail. June 2, 2005) (a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Bank of America Corp.* (avail. Feb. 25, 2005) (same); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (a proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (avail. Mar. 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

This precedent confirms that, for purposes of Rule 14a-8(i)(12), the 2004 Proposal and the Proposal concern "substantially the same subject matter," namely, animal-based testing and more specifically, replacing animal testing with non-animal based test methods. Moreover, as evidenced in Exhibit D, the 2004 Proposal received approximately 2.2% of the vote at Pfizer's 2004 Annual Meeting of Shareholders.[1] Thus, the 2004 Proposal failed to meet the required 3% threshold when it was included in Pfizer's proxy materials in the last five years. For these reasons, we request that the Staff concur that the Proposal is excludable pursuant to Rule 14a-8(i)(12)(i).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran

Margaret M. Foran

Enclosures

cc: Susan L. Hall, People for the Ethical Treatment of Animals

100129561_4.DOC

1 The 2004 Proposal received 4,600,923,325 "against" votes and 104,385,062 "for" votes. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

EXHIBIT A

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

November 3, 2006

Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Proposal For Inclusion in the 2007 Proxy Statement

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming PETA's ownership of the Company's common stock acquired more than one year ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2007 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 8506 Harvest Oak Drive, Vienna VA 22182. My business telephone number is (703) 478-5995 and my e-mail address is SusanH@peta.org.

Very truly yours,

Susan L Hall

Susan L. Hall
Legal Counsel

SLH/pc
Enclosures

Commitment to Reducing Animal Use

RESOLVED, that the Board report to shareholders on the justification for specifically contributing to the advancement of animal-based testing while publicly promoting an Animal Care Policy that commits to the advancement of non-animal based test methods.

Supporting Statement:

Pfizer has published its Guidelines and Policy on Laboratory Animal Care (its "Animal Care Policy") on the Company Web site which asserts that Pfizer is committed to the "principles known as the 3Rs of animal research." It states that the 3Rs include i) the "refinement of the use of research animals to use less painful or the least invasive procedures whenever possible"; ii) the "reduction of the numbers of animals used in each study to the absolute minimum necessary to obtain valid results"; and iii) the "replacement of animal experiments with non-animal experiments such as mathematical models, computer simulations, and *in vitro* biological systems whenever appropriate."

On July 29, 2004, it was reported in the Financial Times of London that Pfizer and two other pharmaceutical companies[1] donated four million pounds (£4M) to British universities to promote medical research and training specifically using animals, stating that "the donation was part of a greater willingness by their industry to back animal testing publicly."

Affirmatively supporting and promoting animal testing is wholly inconsistent with Pfizer's purported policy of reducing, refining, and replacing animal-based methods. Moreover, in the Proxy Materials for the 2004 annual meeting of shareholders, the Company relied on its commitment to the Animal Care Policy in an effort to convince shareholders to vote against a Shareholder Proposal Relating to *In Vitro* Testing. That Proposal sought support for five

[1] The other two pharmaceutical companies are AstraZeneca and GlaxoSmithKline

validated non-animal test methods. The Company opposed the Proposal, arguing that Pfizer was fully commited to its Animal Care Policy which rendered the Proposal unnecessary and stating that "Pfizer has always supported the use of *in vitro* alternatives ..." These claims cannot be reconciled with the decision to commit significant funds for the purpose of affirmatively promoting and publicly advancing animal testing and training graduate students to conduct animal experiments.

We urge our fellow shareholders to support this Resolution and help make Pfizer's actions consistent with the Company's Animal Care Policy.

MorganStanley

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 800 608 8163
tel 301 765 6460
direct 301 765 6460
fax 301 765 6464

November 3, 2006

Ms. Margaret M. Foran
Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Proposal for Inclusion in the 2007 Proxy Materials

Dear Ms. Foran:

Morgan Stanley is the record holder of 134 shares of Pfizer common stock held on behalf of People for the Ethical Treatment of Animals.

People for the Ethical Treatment of Animals acquired 109 of these shares on April 1, 2002 and the remaining 25 on December 27, 2005. All of these shares have been held continuously since that time. PETA intends to continue holding these shares through the date of the 2007 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Abril Azmi

[illegible] Division
Pfizer Inc
235 East 42nd Street 235/7/35
New York, NY 10017
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Manager, Communications
Corporate Governance

Via FedEx

November 20, 2006

Ms. Susan Hall
Legal Counsel
People for the Ethical Treatment
Of Animals (PETA)
8506 Harvest Oak Drive
Vienna, VA 22182

Re: **Shareholder Proposal for Pfizer 2007 Annual Meeting of Shareholders**

The Board report to shareholders on the justification for specifically contributing to the advancement of animal-based testing while publicly promoting an Animal Care Policy that commits to the advancement of non-animal based test methods.

Dear Ms. Hall,

This letter will acknowledge receipt of your letter dated November 3, 2006 to Ms. Margaret M. Foran, Senior Vice President, Corporate Governance, Associate General Counsel and Corporate Secretary of Pfizer Inc., giving notice that the People for the Ethical Treatment of Animals intends to sponsor the above proposal at our 2007 Annual Meeting of Shareholders.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Foran

EXHIBIT B

Excerpt from the Transcript of the Pfizer 2006 Annual Meeting of Shareholders
April 27, 2006
Lincoln, Nebraska

Hank McKinnell: Thank you sir. Other questions? Other questions or comments? Thank you. We now move to the final shareholder proposal Item 10. This item was also submitted by the People for Ethical Treatment of Animals. This proposal requests the board report on the justification for affirmatively contributing to the advancement of animal based testing while publicly promoting an animal care policy that affirmatively commits to the advancement of non-animal based methodology. Miss (Sandler) will move the adoption of this resolution.

(Jessica Sandler): Thank you. It is easy to say as Pfizer (unintelligible) in it's opposition statement to this resolution that it is quote, committed to the use of alternative testing methods. But as the saying goes, it means a lot more to put your money where your mouth is.

So where is Pfizer's money going? Last year as reported in the Financial Times of London, Pfizer was part of a more than $7 million donation to British universities specifically to promote the use of animals in research. Let me repeat that. The money went specifically to promote the use of animals in research.

According to the article quote, the three biggest pharmaceutical companies in the UK including Pfizer were on the counter attack yesterday in the battle over animal testing when they announced they were doing experimental (test) and medical research that involved animals. The company said the donation was part of a greater willingness by their industry to back animal testing. This is not consistent with Pfizer's most recent statement that it is committed to the use of non-animal methods wherever possible. Is Pfizer interested in promoting animal use or reducing it?

Pfizer also states we approach all research involving animals with the highest level of humane concern. But that didn't prevent a 2003 incident in which a dog was scalded to death in Pfizer's Kalamazoo laboratory when his cage was put through the automatic washer with him still in it. Every year thousands of other animals suffer in Pfizer laboratories. Now let's talk about the two-legged people that you're concerned about.

Even you could not care less about the suffering of these animals it is important to consider which of these paths will lead to improved health care for human patients. With 92 out of every 100 drugs that passed animal tests, (failing) in clinical trials in people and more than 100,000 human deaths is too many people harmed in the US alone from drugs that successfully underwent testing in animals. Even the US FDA admits this situation is a crisis.

Vioxx left 140,000 people dead after animal tests showed it to be safe. And the recent (Proaxil) drug trials in England left six men fighting for their lies in a hospital even though (their pursuing) animal tests at doses 500 times higher than those given to patients revealed nothing out of the ordinary.

Non-animal tests represent a better more accurate, more relevant and high-tech modern approach to the development of human medicine.

Pfizer's insistence on providing funding specifically targeted at increasing the use of animal tests belies the company's (provestations) to the contrary. The Nile is not a River in Egypt. And I urge you to support this resolution. Thank you.

EXHIBIT C

This proposal relates to Pfizer's (or "the Company") policies with respect to corporate stewardship, human health, good science, and animal welfare. Given the availability of five validated non-animal *(in vitro)* tests for assessing dermal and pyrogenic effects, Pfizer should commit to using these *in vitro* methods in place of animal testing.

WHEREAS, the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated *in vitro* assays for testing Pfizer's products;

NOW, THEREFORE, BE IT RESOLVED that the shareholders of Pfizer request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives; and
2. Formally request that the relevant regulatory agencies accept validated *in vitro* tests as replacements to animal tests.

Supporting Statement: Pfizer has a responsibility to use non-animal test methods, not only because they are generally more reliable, faster, and more economical, but also to eliminate abuses such as the one occurring at Pfizer's Kalamazoo facility in August 2003, when a dog left in a transport cage was scalded to death in an automatic cage washing system.

Testing for skin corrosion, irritation, and absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. These endpoints can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin for several hours. Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal tests.

The rate of chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries is the default approach for skin absorption testing.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. Regulators in Canada accept the use of clinical skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated using the 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal test consists of locking rabbits in full-body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe as a total replacement for the rabbit test, involves using blood donated by healthy human donors. The *in vitro* test is more accurate, and the results more quickly attainable.

YOUR COMPANY'S RESPONSE

We are pleased to inform the proponent and all our shareholders that we already use every *in vitro* (non-animal) test mentioned in the proposal, and more. Pfizer is fully committed to the use of alternative testing methods wherever such tests are scientifically valid and do not compromise patient safety or the effectiveness of our medicines. In addition, we are already working with regulators in an effort to increase the use of alternative models where such alternatives can be used appropriately. We are, however, in agreement with regulators that the overall testing process must involve some level of *in vivo* (animal) testing in order to meet our overriding responsibility to provide patients with medicines that are both safe and effective.

We are committed to the principles embodied by the 3Rs of animal research: seeking alternatives that Reduce, Replace or Refine our work with animals when such alternatives are available and appropriate. At Pfizer, we've added fourth and fifth "Rs" as fundamental and important principles: Respect for animals and Recognition of the important contributions that animal-based research makes to our goal of improving human and animal health worldwide. We approach all research involving animals with the highest level of humane concern. In fact, the care of all the animals that assist in our research meets or exceeds relevant local, national and international regulations. The tragic death of the dog mentioned in proponent's statement was the result of an unfortunate but isolated accident. Procedural changes have already been implemented to ensure that such an accident will not happen again.

Pfizer has always supported the use of *in vitro* alternatives, including those listed in proponent's resolution, wherever such tests are scientifically valid and legally permitted. We have invested significant resources into streamlining the drug discovery process while reducing and refining the use of animal studies. A tiered approach is used to eliminate the more toxic, less effective compounds at the earliest possible stages of the discovery process, minimizing the number of *in vivo* experiments conducted, and refining those experiments considered necessary to ensure public safety and confidence.

Certain *in vitro* tests can be, and are, used as screening tools in the early stages of the discovery process, markedly reducing the number of compounds that ultimately reach the stage of animal testing. In addition, other alternative methodologies have been implemented to minimize animal use in worker safety testing and quality control. These tools, however, typically represent only a small component of the testing currently required by U.S. regulatory agencies, and must be supported with more conventional *in vivo* data. The proposal as stated is, therefore unfeasible in view of our research and development goals of insuring the safety and effectiveness of our medicines.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

EXHIBIT D

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q

_X_ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 28, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________to________

COMMISSION FILE NUMBER 1-3619

PFIZER INC.

(Exact name of registrant as specified in its charter)

DELAWARE	13-5315170
(State of Incorporation)	(I.R.S. Employer Identification No.)

235 East 42nd Street, New York, New York 10017
(212) 573-2323
(Registrant's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES _X_ NO

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

YES _X_ NO

At May 5, 2004, 7,630,536,483 shares of the issuer's common stock were outstanding (voting).

Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

This table provides information with respect to purchases by the Company of shares of its Common Stock during the fiscal first quarter of 2004:

Issuers Purchases of Equity Securities*

Period	Total Number of Shares Purchased**	Average Price Paid per Share**	Total Number of Shares Purchased as Part of Publicly Announced Plan*	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan*
January 1, 2004 through January 31, 2004	2,578,712	$36.41	3,525,000	$4,873,572,310
February 1, 2004 through February 29, 2004	8,716,940	$37.48	12,135,000	$4,550,913,760
March 1, 2004 through March 28, 2004	13,729,081	$36.47	25,850,000	$4,050,735,904
Total	25,024,733	$36.81	25,850,000	

* On December 15, 2003, the Company announced that the Board of Directors authorized the purchase of up to $5 billion of the Company's Common Stock (the "2003 Stock Purchase Plan"). Such purchases are expected to be completed by the end of 2004.

** In addition to purchases under the 2003 Stock Purchase Plan, this column reflects the following transactions during the fiscal first quarter of 2004: (i) the deemed surrender to the Company of 224,120 shares of Common Stock to pay the exercise price and to satisfy tax withholding obligations in connection with the exercise of employee stock options, and (ii) the surrender to the Company of 25,613 shares of Common Stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

Item 4. Submission of Matters to a Vote of Security Holders

The shareholders of the company voted on eight items at the Annual Meeting of Shareholders held on April 22, 2004:

1. the election of fifteen directors to terms ending in 2005
2. a proposal to approve the appointment of KPMG LLP as independent auditor for 2004
3. a proposal to approve the Pfizer Inc. 2004 Stock Plan
4. a shareholder proposal requesting review of the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the Company's business strategy
5. a shareholder proposal relating to an annual report on corporate resources devoted to supporting political entities or candidates
6. a shareholder proposal seeking to impose term limits on directors
7. a shareholder proposal requesting a report on increasing access to Pfizer products
8. a shareholder proposal on *in vitro* testing

The nominees for directors were elected based upon the following votes:

Nominee	Votes For	Votes Withheld
Michael S. Brown	6,402,288,172	116,943,283
M. Anthony Burns	6,330,740,631	188,490,824
Robert N. Burt	6,323,893,761	195,337,694
W. Don Cornwell	6,322,149,479	197,081,976
William H. Gray III	6,363,032,765	156,198,690
Constance J. Horner	6,356,677,577	162,553,878
William R. Howell	6,319,319,736	199,911,719
Stanley O. Ikenberry	6,355,798,076	163,433,379
George A. Lorch	6,370,298,296	148,933,159
Henry A. McKinnell	6,342,751,695	176,479,760
Dana G. Mead	6,400,020,991	119,210,464
Franklin D. Raines	6,393,181,305	126,050,150
Ruth J. Simmons	6,397,853,407	121,378,048
William C. Steere Jr.	6,354,309,397	164,922,058
Jean-Paul Vallès	6,245,477,022	273,754,433

The proposal to approve the appointment of KPMG LLP as independent auditors for 2004 received the following votes:

- 6,237,591,622 Votes for approval
- 235,143,794 Votes against
- 46,496,039 Abstentions

There were no broker non-votes for this item.

The proposal to approve the Pfizer Inc. 2004 Stock Plan received the following votes:

- 4,716,082,472 Votes for approval
- 457,845,073 Votes against
- 62,929,951 Abstentions
- 1,282,373,959 Broker non-votes

The shareholder proposal requesting review of the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the Company's business strategy received the following votes:

- 462,213,020 Votes for approval
- 4,268,874,397 Votes against
- 505,497,255 Abstentions
- 1,282,646,783 Broker non-votes

The shareholder proposal relating to an annual report on corporate resources devoted to supporting political entities or candidates received the following votes:

- 520,162,713 Votes for approval
- 4,244,239,467 Votes against
- 472,191,078 Abstentions
- 1,282,638,197 Broker non-votes

The shareholder proposal seeking to impose term limits on directors received the following votes:

- 177,708,514 Votes for approval
- 4,983,930,379 Votes against
- 74,976,525 Abstentions
- 1,282,616,037 Broker non-votes

The shareholder proposal requesting a report on increasing access to Pfizer products received the following votes:

- 238,610,025 Votes for approval
- 4,556,606,150 Votes against
- 441,397,254 Abstentions
- 1,282,618,026 Broker non-votes

The shareholder proposal on *in vitro* testing received the following votes:

- 104,385,062 Votes for approval
- 4,600,923,325 Votes against
- 511,908,466 Abstentions
- 1,302,014,602 Broker non-votes

Two additional shareholder proposals, one relating to political contributions and one relating to stock options, that were submitted for consideration at the Annual Meeting were not voted on because the respective shareholder proponents were not present at the meeting to introduce the proposals.

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibits

1) Exhibit 3 - Restated Certificate of Incorporation of Pfizer Inc.

2) Exhibit 12 - Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

3) Exhibit 15 - Accountants' Acknowledgment

4) Exhibit 31.1 - Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5) Exhibit 31.2 - Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6) Exhibit 32.1 - Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7) Exhibit 32.2 - Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) Reports on Form 8-K

We filed a report on Form 8-K during the first quarter ended March 28, 2004 on the following date for the purposes specified: On January 22, 2004, to report our financial results for the fourth quarter and year ended December 31, 2003.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

RECEIVED
2007 JAN -8 PM 12:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 1, 2006

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Animal Welfare Proposal Submitted by Frank Randall for Inclusion in the 2007 Proxy Statement of Pfizer Inc.

Financial Contribution Proposal Submitted by PETA for Inclusion in the 2007 Proxy Statement

Ladies and Gentlemen:

This letter is filed in response to two letters each dated December 21, 2006, submitted to the SEC by Pfizer Inc. ("Pfizer" or "the Company") concerning the referenced resolutions. The Company seeks to exclude a shareholder proposal submitted by Frank Randall, a supporting member of People for the Ethical Treatment of Animals ("PETA") and the owner of 1,500,000 shares of Pfizer stock. Mr. Randall's proposal relates to Animal Welfare and is substantively identical to the Animal Welfare resolution included in Pfizer's 2006 proxy materials. Mr. Randall has named the undersigned as his designated representative.

PETA's resolution relates to the Company's significant donation to universities in the United Kingdom aimed at affirmatively promoting the advancement of animal based testing. This resolution is substantively identical to the Financial Donation proposal included in Pfizer's 2006 proxy materials.

Pfizer asserts that both proposals should be omitted based on Rule 14a-8(i)(12)(i), asserting that each is substantially the same as a proposal submitted in 2004. Additionally, the Company argues that the Financial Donation proposal involves ordinary business operations. For the reasons which follow, Mr. Randall and PETA request that the SEC recommend enforcement action if either of the proposals is omitted.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

I. Description of Previous Resolutions Filed at Pfizer

A. 2004: "GTA5" Resolution

PETA and its supporting members have filed shareholder resolutions at Pfizer for inclusion in the proxy materials for 2004, 2005, 2006 and 2007. The 2004 resolution, informally known as "Give the Animals Five" or "GTA5," asked that the Board i) commit to using internationally-accepted *in vitro* tests for assessing five specific human health endpoints, and ii) seek regulatory approval for using those five assays as total replacements for their animal based counterparts. This resolution was included in Pfizer's proxy materials and received less than 3% of the shareholder vote.

B. 2005: Financial Donation Resolution

In 2005, PETA and 21 of its members filed a resolution requiring Pfizer to cease making contributions for the advancement of animal testing, and rescind a seven figure donation previously made. It had been reported in the press that Pfizer donated significant sums of money to universities in the United Kingdom to affirmatively promote animal based testing, despite its public commitment to reducing and replacing animal testing. Pfizer filed a no action letter based on the ordinary business exclusion, in which the Staff concurred. Accordingly, this resolution was not included in the Company's proxy materials for that year.

C. 2006: Financial Donation Resolution and Animal Welfare Resolution

In 2006, two resolutions were filed at Pfizer by PETA and Frank and Joann Randall. PETA filed a resolution similar to the one filed in 2005 only instead of seeking direct cessation of vivisection-promoting donations, the resolution sought a report from the Company on the "justification for affirmatively contributing to the advancement of animal-based testing while publicly promoting an animal care Policy that affirmatively commits to the advancement of non-animal based test methodologies." Pfizer did not challenge the resolution and it received 5.3% of the shareholder vote. (Exh. A.)

Frank and Joann Randalls' 2006 resolution requested that the Board report to shareholders on the feasibility of amending its Animal Care and Use Policy to cover outside contractors, and to address the social and behavioral needs of those animals. This resolution, referred to as the "Animal Welfare" proposal, was filed at 12 pharmaceutical companies and received considerable shareholder support, obtaining as much as 25.4% of the vote at one pharmaceutical company.[1] Pfizer filed a no action letter in an attempt to omit this resolution arguing that it was vague and indefinite, and impossible to implement. The Staff ruled against Pfizer on all grounds. The resolution attained 6.4% of the vote, a fact which Pfizer fails to disclose in its no action letter of December 21, 2006. (See Exh. A.)

[1] The Animal Welfare resolution was presented at Wyeth in April 2006 and received 25.4% of the vote.

To summarize:

- The GTA5 resolution was filed and included in Pfizer's 2004 proxy statement and garnered less than 3% of the vote.
- No resolution was included in Pfizer's 2005 proxy as the Staff concurred with the Company's position on the excludability of the proposal to ban donations aimed at the advancement of animal testing as ordinary business.
- In 2006, two resolutions were included in the proxy materials; the proposal relating to donations promoting vivisection and the Animal Welfare proposal. Pfizer sought a no action ruling to exclude the Animal Welfare proposal as vague, indefinite and beyond the Company's ability to implement, but the Staff did not concur. The Financial Donation proposal received 5.3% of the vote and the Animal Welfare resolution attained 6.4% of the vote. (Exh. A.)
- At no time did Pfizer ever take the position that any of these proposals was substantially similar to another.

II. 2007: Animal Welfare Resolution, Financial Donation Resolution and Exporting Animal Experimentation

Three resolutions have been filed at Pfizer for inclusion in the 2007 proxy materials. Two of them, namely the Animal Welfare resolution and the Financial Donation proposal are substantively identical to the resolutions filed and included in the 2006 proxy materials.[2]

A. The Animal Welfare Resolution Attained 6.4% of the Vote in 2006 and Cannot Be Excluded

The Animal Welfare proposal which was included in Pfizer's 2006 proxy statement is substantively identical to the Animal Welfare proposal presently under review. In other words, assuming *arguendo* that the current 2007 Animal Welfare proposal is substantially the same as the GTA5 resolution, then so was/is the 2006 Animal Welfare resolution. Since the 2006 resolution garnered 6.4% of the vote last year, and is the same as the 2007 resolution, it is not subject to being omitted even if it were substantially similar to the 2004 GTA5 resolution.

If Pfizer believed that the Animal Welfare resolution was substantially similar to the GTA5 resolution, the time to assert that challenge would have been in the Company's 2006 no action letter. It did not raise that objection, but rather filed a no action letter based on Rules 14a-8(i)(3) and (6) arguing that the proposal was vague and impossible to implement. The Staff did not concur and the resolution was put to a vote. That vote is now of record and was filed with the

[2] The third resolution, informally called the "Export Resolution," asks the Board to report on its rationale for "increasingly exporting the Company's animal experimentation to countries which have either non-existent or substandard animal welfare regulations and little or no enforcement." This resolution is being addressed in a separate opposition to Pfizer's no action letter of December 21, 2006.

SEC on the Company's Form 10-Q in May 2006. (See Exh. A.) This is a material fact – indeed a fact governing the outcome of its petition -- that Pfizer deliberately failed to disclose to the Staff in its pending no action letter.

Rule 14a-8(i)(12)(ii) provides the following:

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years;

The Staff discussed the Rule in Legal Bulletin No. 14 (July 13, 2001). In explaining step-by-step how the Rule operates, the Bulletin noted as follows:

> [T]he company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received ***the last time it was included.***
>
> ...
>
> If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote ***the last time that it was voted on.*** [Emphasis supplied.]

The Staff rulings cited by Pfizer, namely *Abbott Laboratories* (Feb. 28, 2006), *Barr Pharmaceuticals* (Sept. 25, 2006), and *Merck & Co., Inc.* (Dec. 15, 2006) all rested on a comparison of the Animal Welfare resolutions filed in 2006 with the GTA5 resolutions filed a year earlier. In each of those cases, the subsequently filed Animal Welfare resolution failed to attain 6% of the vote, unlike the situation here. Accordingly, since the Animal Welfare resolution received over 6% of the vote in 2006, it cannot be omitted under Rule 14a-8(i)(12)(ii).

B. The Financial Donation Resolution Is Neither Substantially the Same as the GTA5 Resolution, Nor Is it Related to Ordinary Business

1. The Proposal Is Not Excludable Under Rule 14a-8(i)(7)

Pfizer argues that the proposal involves the conduct of its "ordinary business operations" and should be excluded under Delaware law as the State of incorporation.[3] However, the proposal

[3] As noted in Staff Legal Bulletin No. 14 (July 13, 2001) "Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state ... law." No such opinion accompanied Pfizer's no action letter on this issue.

under review involves broad and significant social policy considerations, including the Company's inconsistent positions on animal based testing.

The Staff has repeatedly found that proposals "focusing on sufficiently significant social policy issues … generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 40018 (May 21, 1998). Similarly, the Staff has noted that the presence of widespread public debate regarding an issue is a factor to be considered in deciding whether a proposal embraces issues that "transcend the day-to-day business matters." *See Transamerica Corporation* (Jan. 10, 1990), and *Aetna Life and Casualty Company* (Feb. 13, 1992).

The Proposal embraces social policy considerations, economic implications, and matters of public debate. First, it is plain on its face that a seven figure donation designed to promote animal testing, has economic implications. However the social policy implications are of the gravest concern.

Pfizer challenged a similar resolution in 2005 arguing that it should be excluded under the ordinary business exception, and the Staff concurred. However, that resolution required that Pfizer:

> [M]ake no further donations or contribution designed to promote the advancement of animal testing and will rescind the donation made to UK universities to the extent legally permissible; if the contribution cannot be rescinded for legal reasons, the Company shall donate equivalent funds to promote non-animal based test methodologies.

The resolution under review requests that the Board "report to shareholders on the justification for specifically contributing to the advancement of animal-based testing while publicly promoting an Animal Care Policy that commits to the advancement of non-animal based test methods." The current resolution is the same as the one filed in 2006, which the Company ***did not*** challenge. (See page 2 section C above for the language in the 2006 resolution.)

Interestingly, the Company's opposition to the GTA5 resolution filed in 2004 proxy materials highlighted Pfizer's longstanding commitment to alternative methods, affirming that:

> "We are committed to the principles embodied by the 3Rs of animal research: seeking alternatives that Reduce, Replace or Refine our work with animals when such alternatives are available and appropriate."
>
> "Pfizer has always supported the use of *in vitro* alternatives …"
>
> "We approach all research involving animals with the highest level of humane concern."

> "[W]e are already working with regulators in an effort to increase the use of alternative models where such alternatives can be used appropriately."

In sum, this proposal is about corporate policy and corporate duplicity. It is about Pfizer's saying one thing and doing another -- giving lip service to support for alternative methods while funding *increased* experimentation on animals. It is about a Company publicly pronouncing its commitment to non-animal testing, and privately investing in the next generation of animal researchers. In short, it is about the policy of corporate honesty and integrity, and shareholders having a right not to be mislead by the Company in which they have invested.

2. *The Proposal Is Not Similar to the GTA5 Proposal Filed in 2004.*

Again, it is rather telling that Pfizer never regarded the Financial Donation and the GTA5 resolutions as substantially similar until now. The Company could have made that argument in 2005 when it filed a no action letter based on three Rule 14a-8 exceptions. It could have made that argument last year when the Financial Donation resolution was again filed. But it did so on neither occasion, because the Company knows that the Financial Donation resolution is not in any way similar to the GTA5 proposal.

As discussed above, the rulings relied upon by Pfizer in arguing that the Financial Donation resolution is substantially similar to the GTA5 resolution are *Abbott Laboratories* (Feb. 28, 2006), *Barr Pharmaceuticals* (Sept. 25, 2006), and *Merck & Co., Inc.* (Dec. 15, 2006). Each of those decisions compared the Animal Welfare resolutions filed in 2006 and 2007 with the GTA5 resolution filed in previous years, and concluded they were substantially similar. While PETA respectfully disagrees with the Staff's position, the fact is that each decision found that the Animal Welfare resolution was excludable because it was substantially similar to the GTA5 resolution. ***No decision*** has addressed the Financial Donation resolution under Rule 14a-8(i)(12).

The Financial Donation resolution is about Pfizer's published *Guidelines and Policy on Laboratory Animal Care*, contrasted with its funding the next generation of vivisectors, and the apparent disconnect between what the Company says and what in fact it does. This raises serious issues with respect to Pfizer's corporate stewardship, integrity, and honesty toward the shareholder community.

The GTA5 resolution called on Pfizer to actively commit to using five *in vitro* methods and seek regulatory approval to do so, while the Financial Donation resolution is exclusively policy based. If the Financial Donation resolution is substantially similar to the GTA5, then ***any*** resolution relating in any way, however remotely or indirectly, to animal testing, is subject to being derailed by Rule 14a-8(i)(12). That is not consistent with either the spirit or the letter of the Rule.

Conclusion:

Neither Frank Randall's Animal Welfare resolution, nor PETA's Financial Donation resolution is excludable under Rule 14a-8. The Animal Welfare proposal received 6.4% of the vote the last time it was included in the Company's proxy materials. The Financial Donation resolution is distinctly different from the GTA5 resolution and addresses policy issues that override the ordinary business exclusion. Accordingly, we urge the Staff not to concur in the Company's petition.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc
cc: M. Foran via fax to (212) 573-1853
Frank Randall

EXHIBIT A

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

May 5, 2006

Mr. and Mrs. Frank Randall
511 Via Lido Sound
Newport Beach, CA 92662

Re: Proposal Requesting a Report on the Feasibility of Amending Pfizer's Corporate Policy on Laboratory Animal Care and Use

Dear Mr. and Mrs. Randall:

Thank you for submitting your proposal to Pfizer in connection with our 2006 Annual Meeting. Final voting results will be included in the Form 10-Q that will be filed with the SEC on May 8, 2006. In the event you have not yet seen the results, we would like you to know that 6.4% of shareholders voted for your proposal and 93.6% voted against it. Please note, under Pfizer's By-laws, abstentions and "broker non-votes" are not counted as "votes cast," therefore, neither would count in determining whether the required vote had been obtained.

We appreciate your strong engagement in this issue, as evidenced by the considerable amount of time you spent preparing and submitting the proposal. As a result of your efforts, we have achieved greater insight on this matter.

If I can be of any further assistance to you in the coming months, please feel free to contact me directly.

Sincerely,

Margaret M. Foran

Margaret M. Foran

cc: Dr. Henry A. McKinnell
✓ Ms. Leana Stormont – People for the Ethical Treatment of Animals
Ms. Jessica Sandler - People for the Ethical Treatment of Animals

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

May 5, 2006

Ms. Leana Stormont, Esq.
People for the Ethical Treatment of Animals
Research & Investigations Department
501 Front Street
Norfolk, VA 23510

Re: Proposal Requesting Justification for Financial Contributions which Advance Animal-Based Testing Methodologies

Dear Ms. Stormont:

Thank you for submitting your proposal to Pfizer in connection with our 2006 Annual Meeting. Final voting results will be included in the Form 10-Q that will be filed with the SEC on May 8, 2006. In the event you have not yet seen the results, we would like you to know that 5.3% of shareholders voted for your proposal and 94.7% voted against it. Please note, under Pfizer's By-laws, abstentions and "broker non-votes" are not counted as "votes cast," therefore, neither would count in determining whether the required vote had been obtained.

We also wish to express our thanks for your thoughtful and informed dialogue prior to the meeting. We appreciate your strong engagement in this issue, as evidenced by the considerable amount of time you spent in preparing the proposal, writing correspondence, attending meetings and holding telephone conversations with us. As a result of your efforts, we have achieved greater insight on this matter.

If I can be of any further assistance to you in the coming months, please feel free to contact me directly.

Sincerely,

Margaret M. Foran

Margaret M Foran

cc: Dr. Henry A. McKinnell
Ms. Jessica Sandler - People for the Ethical Treatment of Animals

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 21, 2006

The proposal seeks a report on the justification for specifically contributing to the advancement of animal-based testing.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END